SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-32615

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K     |_| Form 11-K     |_| Form 20-F     |X| Form 10-Q

Form N-SAR |_|

      For Period Ended: September 30, 2001

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q

|_  Transition Report on Form 20-F           |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

      For the Transition Period Ended:_____________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Franklin Street Partners Limited Partnership

Former name if applicable: Not applicable.

Address of principal executive office (Street and number): 401 Edgewater Place

City, State and Zip Code:  Wakefield, Massachusetts 01880

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            Franklin Street Partners Limited Partnership, a Massachusetts limited partnership (the "Registrant"), is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001 (the "Form 10-Q") without unreasonable effort or expense because management of the Registrant has been unable to assemble the required financial information as a result of a change in the accounting principles to be applied to the Registrant's operations. The Form 10-Q is currently being prepared and will be filed with the Securities and Exchange Commission as soon as the information is complete.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of persons to contact in regard to this notification

            Lloyd Dow                 (781)                        557-1304
            --------------------------------------------------------------------
            (Name)                 (Area Code)                (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              |X| Yes      |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                              |X| Yes      |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The staff of the Commission has recently advised the Registrant that purchase accounting was the appropriate method of accounting for mergers that were effected by the Registrant in 2000. As a result, the Registrant has determined that there will be changes to the amount of revenue reported in respect of six partnerships acquired by merger by the Registrant on October 1, 2000. The Registrant has determined that there will also be adjustments to depreciation and merger costs.

            Since the determination to apply purchase accounting was only recently made, the Registrant has not had sufficient time to make reasonable estimates of the amount of the adjustments.

                  Franklin Street Partners Limited Partnership
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  November 14, 2001        By: /s/ George J. Carter
                                ----------------------------------------
                                Name:  George J. Carter
                                Title: President of FSP General Partner LLC, the
                                       Registrant's general partner

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).